EXHIBIT 4.9


                                 AMENDMENT
                                   TO THE
                 INPRISE CORPORATION 1997 STOCK OPTION PLAN

            Approved by the Board of Directors on May 15, 2000.

     Whereas, the Board deems that it is desirable to amend the Inprise Corporation 1997 Stock Option Plan, ("1997 Plan") to clarify that the Board has the authority, in its discretion, to grant options to Nonemployee Directors (as defined in the 1997 Plan) in addition to the grants of options provided for in Section 7.1 of the 1997 Plan;

     Now, therefore, it is hereby resolved, that the Board of Directors hereby adopts and authorizes an amendment to Section 3.4 of the 1997 Plan by adding thereto a new Section 3.4(k), which shall read as follows:

     "(k) to grant Options, in the Board's discretion, to Nonemployee Directors in addition to the grants of Options provided for in Section 7.1 of the Plan".